August 21, 2009

By EDGAR and Hand Delivery

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attention: Mr. Jeffrey Riedler,
Assistant Director
Mail Stop 4720

Re: Principal Financial Group, Inc.
Definitive Proxy Statement
Filed on April 8, 2009
File No. 001-16725

Dear Mr. Riedler:

On behalf of Principal Financial Group, Inc., this letter responds to the comments of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in your letter dated July 22, 2009, concerning the company’s definitive proxy statement referenced above. In order to facilitate your review of our responses, we have repeated your comments in bold in numerical order, immediately followed by our response in plain text.

Definitive Proxy Statement filed on April 8, 2009

Compensation Discussion & Analysis, page 20 Individual Performance Factors, page 26

1. In your response to prior comment 3, you state that the individual factors disclosed on page 26 would have been applied in the ordinary course under PrinPay to determine each named executive officer’s individual score. You also correctly state that the compensation disclosure and analysis is to describe the process for paying compensation, and thus “included a description of these individual factors because, in ordinary circumstances, they could have affected the determination of the annual incentive payable to a particular named executive officer.” Since the individual goals established for the bonuses of your named executive officers appear to be material to your compensation process, please confirm that in your next proxy statement you will disclose the following in your Compensation Discussion and Analysis:

•	Each corporate or individual goal established in connection with your named executive officers’ annual incentive awards, including for each goal that is quantifiable the specific quantified goal;
•	The achievement of those goals, including where applicable the specific level of achievement; and
•	How the level of achievement will affect the actual bonuses to be paid.

RESPONSE:

As we have discussed, we believe that our prior disclosure has discussed the compensation awarded to, earned by, or paid to our named executive officers, and explained all material elements of our compensation of the named executive officers on a principled basis, as required under Item 402 of Regulation S-K. We have had an exchange with the Staff regarding the necessity of disclosing particular individual performance goals, and the circumstances under which the disclosure of certain details pertaining to such goals is required by the principles enumerated in Item 402. We agree with the Staff’s view that, where individual goals are material to our compensation process, our disclosure should specifically address such goals, including the extent of the achievement of such goals and the impact of such achievement on the amount of the officers’ compensation. In light of such view, we confirm that, in our future proxy statements, we will include in the compensation discussion and analysis (“CD&A”) an appropriate discussion in accordance with the guidance then prevailing of (i) each of the corporate and individual goals that are material to the determination of the incentive compensation payable to our named executive officers for the relevant period, (ii) the extent of the achievement of these goals (unless disclosure may otherwise be omitted in accordance with Item 402, such as where disclosure of specific performance criteria could result in competitive harm) and (iii) any material impact that achievement of such goals had on the compensation payable to such officers for the applicable period.

We believe that the materiality of performance goals is necessarily dependent on the circumstances surrounding the compensation decision being described and is not determinable before the fact. Our belief is based on an analysis of Item 402(b) of Regulation S-K, requiring explanations of “all material elements of the registrant’s compensation of the named executive officers,” and commentary from the Staff. The predicate to the requirement of disclosure is that the matter in question must be material to the compensation decision under analysis. Commenting on this specific question, former Division Director John W. White stated on October 21, 2008, that “In preparing its disclosure, a company must determine whether performance targets are a material element of its compensation policies and decisions and, if they are material, provide disclosure in accordance with Item 402 of Regulation S-K.” To similar effect, the report entitled “Staff Observations in the Review of Executive Compensation Disclosure” (modified October 9, 2007) specifically acknowledges that the determination of whether a performance goal is material and therefore subject to disclosure is circumstantial. “Rather than presenting a specific requirement to disclose corporate and individual performance targets, the Commission adopted a principles-based disclosure model in which a company determines whether performance targets are a material element of its compensation policies and decisions. If a company determines they are material, Item 402 provides the disclosure framework for the company to follow.” Even more pointedly, the Division’s Compliance and Disclosure Interpretation 118.04 under Regulation S-K states, “A company should begin its analysis of whether it is required to disclose performance targets by addressing the threshold question of materiality in the context of the company's executive compensation policies or decisions. If performance targets are not material in this context, the company is not required to disclose the performance targets.”

In our prior submissions, we indicated to the Staff that, in light of the turmoil in the financial markets in the early part of 2009, incentive payments relating to 2009 will be made at the discretion of our Human Resources Committee. Thus, in accordance with the requirements of Item 402, the CD&A included in our next proxy statement will need to describe what decisions the Committee made, and the basis for such decisions, which discussion will focus on the factors that the Committee deemed appropriate in reaching its decisions. As there is still a significant portion of 2009 remaining, we assume that the decisions that the Committee will ultimately make could be based, at least in material part, on facts and circumstances that have not yet occurred. Therefore, it is not possible to conclude currently what disclosure will be appropriate in regard to such incentives. However, we confirm that we will prepare the CD&A to be included in the proxy statement for our 2010 meeting to contain a discussion of goals material to our compensation process, including the extent of the achievement of such goals and the impact of such achievement on the amount of compensation established.

2.	To the extent that you establish individual goals to determine compensation and you determine not to use such goals, please confirm that in future proxy statements you will identify the goals you did not use, discuss why you did not use such goals and discuss your compensation committee’s reasons for awarding the discretionary compensation it did award.

RESPONSE:
We believe that our disclosure in the CD&A in the proxy statement for our 2009 meeting met the conditions that the Staff has outlined above. We explained to our shareholders that individual goals were established under the PrinPay program, but that, since the threshold corporate performance measure under that program was not satisfied, no amounts were payable in accordance with that program. Instead, the Human Resources Committee applied its discretionary authority to determine the appropriate bonus amounts payable.

As explained above, our 2009 compensation program has been designed to provide the Human Resources Committee complete discretion, other than the condition that the maximum amount payable will be governed by the Annual Incentive Plan in compliance with the requirements of Internal Revenue Code Section 162(m). Whether (and, if so, the extent of any) discussion of any particular set of individual performance goals will be pertinent to the CD&A included in the proxy statement for our 2010 meeting will depend on whether any such measure is a material factor in the decisions to be made by the Human Resources Committee.

We confirm, however, that if in future years the Human Resources Committee establishes material individual goals at the beginning of the performance period and later chooses to disregard the goals in determining the amounts payable as future incentive compensation awards, we will explain the rationale for not employing such goals in our compensation process and the Committee’s rationale for awarding incentive compensation on other terms and conditions. In the discussion of these actions, we will include all material information that is pertinent to the Committee’s decisions, including, as applicable, identifying any material individual or corporate performance goals that were overridden by the Committee’s actions.

* * * * *

After you have completed your review of our response, please call Patrick Kirchner, Assistant General Counsel, at (515) 235-9417, or me, at (515) 283-5734, if you have any questions or comments.

Sincerely,

/s/ Ralph C. Eucher
Ralph C. Eucher
Senior Vice President,
Human Resources

cc:	Jennifer Riegel (Securities and Exchange Commission)